1049 Camino Dos Rios
Thousand Oaks, CA 91360
Phone: 805.373.4545
Fax: 805.373.4450

July 7, 2015

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-7010
Attention: Melissa Raminpour, Branch Chief

Re:     Teledyne Technologies Incorporated
Form 10-K for the fiscal year ended December 28, 2014
Filed February 26, 2015
File No. 001-15295

Dear Ms. Raminpour:

Teledyne Technologies Incorporated (“the Company”) hereby responds to the comment letter dated June 22, 2015, related to the above-referenced filing, as follows. The SEC staff comment is repeated for reference, followed by the Company’s response.

Form 10-K for the year ended December 28, 2014
Item 1. Business, page 1

1.
We note your disclosure on page 1 that your aggregate segment operating profit and other segment income was $338 million in 2014. In light of the fact that this amount represents the combined profit of your reporting segments presented in Note 13 for purposes of the ASC 280 required reconciliation, it represents a non-GAAP financial measure when disclosed elsewhere in your filing. Please revise to include the disclosures required by Item 10(e) of Regulation SK as they relate to this non-GAAP financial measure. See Question 104.04 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures dated July 8, 2011.

RESPONSE:
We acknowledge the Staff’s comments, and we agree that the non-GAAP disclosure of our aggregate segment operating profit and other segment income of $338.4 million in our 2014 Annual Report on Form 10-K, Item 1. Business, page 1 must be accompanied by a reconciliation to the appropriate GAAP amount.  We intend to exclude this non-GAAP disclosure from page 1, Item 1. Business section of our Annual Report on Form 10-K, in future filings, beginning with our 2015 Annual Report on Form 10-K.  Additionally, in future filings beginning with our second quarter 2015 Form 10-Q, we will ensure that the disclosures required in Item 10(e) of Regulation S-K are provided in each place aggregate segment operating profit and other segment income, a non-GAAP measure, is used.

Securities and Exchange Commission

July 7, 2015

Note 15. Commitments and Contingencies, page 98

1.
We note your disclosure that for a number of lawsuits, claims and proceedings that have been or may be asserted against the company, management does not believe that the disposition of any such pending matters is likely to have a material adverse effect on your financial condition, however the resolution in any reporting period of one of more of these matters could have a material adverse effect on your results of operations for that period. In light of the fact that you disclose there may be pending matters that could have a material adverse effect on your results of operations, if there are any contingencies that have at least a reasonable possibility that a loss or additional loss has been incurred, for which no accrual has been made or exposure to loss exists in excess of the accrual, please tell us and revise to disclose the nature of the contingency and an estimate of the possible loss or range of loss, or include disclosure that such an estimate cannot be made. Your disclosure should be similarly revised for any asserted claims related to your US Government contract work disclosed in Note 15. See guidance in ASC 450-20-50-3 and 4.

RESPONSE:
We advise the Staff that as of December 28, 2014, the amount of estimated losses related to contingencies that had a reasonable possibility that a loss or additional loss had been incurred totaled less than $1.0 million for both (i) Other Lawsuits, Claims and Proceedings and (ii) U.S. Government contract work, respectively and therefore, we believe these contingencies are not material and would not have a material adverse effect on the Company’s financial statements.

We supplementary advise the Staff that as of December 28, 2014, all legal matters that had at least a reasonable possibility that a loss or additional loss had been incurred were estimable by us under the requirements of ASC 450-20-50.

Accordingly, we advise the Staff that based on the same information available at the time we filed our 2014 Annual Report on Form 10-K and the supplemental information provided above, the statements on page 98 that “…the resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company’s results of operations for that period” represented disclosure of the uncertainty inherent in any litigation matters rather than a judgment on the disclosed matters.

For all potential loss contingencies, including (i) Other Lawsuits, Claims and Proceedings and (ii) U.S. Government contract work, we will clarify in future filings our disclosures based on the facts and circumstances at the time.

The Company hereby acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

July 7, 2015

If you have any questions regarding this response letter, please contact the undersigned at (805) 373-4720 or, in my absence, Cynthia Belak, Vice President and Controller of the Company, at (805) 373-4243.

Sincerely,

Susan L. Main
Senior Vice President and Chief Financial Officer

cc:
S. Lorne - Director and Chairman of the Audit Committee, Teledyne Technologies Incorporated
R. Mehrabian - Chairman, President and Chief Executive Officer, Teledyne Technologies Incorporated
C. Belak - Vice President and Controller, Teledyne Technologies Incorporated
M. Cibik - Senior Vice President, General Counsel and Secretary, Teledyne Technologies Incorporated
P. Niemann - Ernst & Young LLP
A. Parrish - Deloitte & Touche LLP